As filed pursuant to Rule 424(b)(3) under the Securities Act of 1933 Registration No. 033-81476

ANCHOR NATIONAL LIFE INSURANCE COMPANY

VARIABLE SEPARATE ACCOUNT

(Portion Relating to

the WM Diversified Strategies III Variable Annuity)

Supplement to the WM Diversified Strategies III Prospectus

Dated November 1, 2001

The following language is inserted in the prospectus on page 14, directly following the Free Look section:

Exchange Offers

From time to time, we may offer to allow you to exchange an older variable annuity issued by Anchor National or one of its affiliates, for a newer product with more current features and benefits, also issued by Anchor National or one of its affiliates. Such an Exchange Offer will be made in accordance with applicable state and federal securities and insurance rules and regulations. We will explain the specific terms and conditions of any such Exchange Offer at the time the offer is made.

Exchange Offer from WM Advantage variable annuity issued by American General Life Insurance Company to WM Diversified StrategiesIII variable annuity

Certain owners of the WM Advantage variable annuity issued by Anchor National's affiliate American General Life Insurance Company ("Advantage Contract") may have the opportunity to exchange the Advantage Contract for a newer variable annuity issued by Anchor National Life Insurance Company. The newer annuity being offered in this Exchange Offer is the WM Diversified StrategiesIII variable annuity, described in this prospectus.

This Exchange Offer is only made to Advantage Contract owners whose Advantage Contracts are completely out of the surrender charge period at the time of the exchange. Upon purchasing the WM Diversified StrategiesIII contract in exchange for the Advantage Contract, surrender charges will not apply to the exchanged values in the new contract and will be waived on new Purchase Payments made into the WM Diversified StrategiesIII variable annuity. We will pay lower compensation to investment representatives on sales of WM Diversified StrategiesIII that are part of this Exchange Offer. For a comparison of the features and benefits of the Advantage Contract to the WM Diversified StrategiesIII contract, please see Appendix E.

The following is inserted as Appendix E to the prospectus:

APPENDIX E

As explained in the prospectus, an Exchange Offer is available to certain contract owners currently invested in the WM Advantage Variable Annuity to move to the WM Diversified StrategiesIII Variable Annuity, subject to our rules. The chart below highlights the material differences between the WM Advantage and WM Diversified StrategiesIII variable annuities. This material is intended as a summary to help you compare the two products. Full details about each of these features and benefits as well as other components of these products can be found in the WM Diversified Strategies III or WM Advantage Prospectus.

You and your investment representative should review this chart and the relevant prospectuses when deciding whether this Exchange Offer would be beneficial to you.

PLEASE SEE REVERSE SIDE FOR COMPARISON CHART

Feature	WM Advantage	WM Diversified StrategiesIII
Mortality and Expense Risk Charge	1.40% annually of the value in the variable investment options, subtracted daily.	1.55% annually of the value in the variable investment options, subtracted daily.
Surrender Charges	6 years per purchase payment, declines: 7%, 6%, 6%, 5%, 4%, 2%, 0%.	3 years per purchase payment, declines: 7%, 6%, 6%, 0%.*
Annual Contract Fee	None	$35 ($30 in North Dakota) Waived for policies with account value greater than $50,000 on the contract anniversary.
Variable Investment Options	5 Strategic Asset Management (SAM) Portfolios 7 Equity Funds 4 Fixed-Income Funds	5 Strategic Asset Management (SAM) portfolios 13 Equity Portfolios 4 Fixed-Income Portfolios
Fixed Account Options	1-, 3-, 5-year guarantee periods	6-month and 1-year Dollar Cost Averaging Accounts 1-year Non-Market Value Adjusted Account 3-Year MVA (except in MD, OR, WA)
Long Term Care/Terminal Illness Waiver	Yes	None
Standard Death Benefit	Greatest of: Contract Value Purchase Payments minus withdrawals Maximum Anniversary Value	Greater of: Net Purchase Payments compounded at 3% until the earlier of death or age 75 Contract Value
Enhanced Death Benefit	None

For a fee (.15%), a choice between two options:

  Purchase Payment Accumulation which pays the greater of:
  Net Purchase Payments compounded at 5% until the earlier of death or age 80
  Contract Value

2. Maximum Anniversary which pays the greatest of:
  Net Purchase Payments
  Contract Value
  Maximum Anniversary Value up to age 81

Choice between these two offerings must be made at the time of purchase.

Enhanced Beneficiary Protection	None	Yes (for an additional fee of .25%) Can only be elected if one of the Enhanced Death Benefits is elected.
Living Benefit	None	Yes (for an additional fee of .10%)

* Not applicable to contracts issued as a result of an exchange from WM Advantage to WM Diversified StrategiesIII.

Please keep this supplement with your prospectus

March 1, 2002